INVEST IN **YAUPON BROTHERS AMERICAN TEA**

America's ONLY native caffeinated leaf, Yaupon

yauponbrothers.com   Crescent City, FL         Food & Beverage   Consumer Goods   B2C

Highlights

1 Potential to disrupt a $13B imported tea industry with 100% American Yaupon - America's First Cup.

2 Yaupon is Whole Foods #1 Top Ten Food Trend, and Bon Appétit Editors name it a top herbal tea.

3 Yaupon is a regenerative, sustainable, and organic crop, and it only grows in the Southeast U.S.

Southeast U.S.

4 Yaupon is America's only domestic caffeine source. It's the only tariff-proof caffeine in the USA.

5 Forbes "The Year of Yaupon"; Washington Post votes Yaupon 'IN' on 'The List'.

6 Mission driven company that seeks to uplift socially disadvantaged farmers with a profitable crop.

7 We have 80,000 acres of Yaupon under company management with plans to scale as the company does.

8 Planted 250,000 Yaupon trees; will increase the number of trees planted yearly as we grow.

Featured Investor



Morgan Freeman
Invested $200,000 ⓘ

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Morgan Freeman is an Academy Award-winning actor, producer, and narrator whose career spans six decades. He's considered a prominent figure in American cinema, known for his ability to deliver quality performances across a range of roles. Throughout his c

"I'm proud of my Yaupon tea brand, which is building a brighter future for the Mississippi Delta and its people."

Our Team



Bryon White President, CEO, Co-Founder



Pioneer in the Yaupon Tea industry, 2021 Specialty Food Association Leadership Award, 2023 GrowFL Companies to Watch, 2022 40 under 40, Venture Builder and ruthless optimist!



Kyle White Co-Founder, VP Sales

A seasoned CPG sales executive, Kyle has been with Yaupon Brothers since the beginning. Former Rollins College and Builder + Backers Business Development Director.



Brantley Lansberry Sales & Customer Service Lead

Brantley is an old pal of Bryon & Kyle, and is everyone's favorite account manager and sales representative. Brantley has broad hospitality experience and is a graduate of College of Charleston.



Peace Maikasuwa Customer Service Associate



Janet Coursin COO

Over 30 years of business systems and process experience, Founder of Blue Daisy Business Studio.



Alyssa Schroeder CMO/CRO

Former Tyson, Abbot Labs, and CMO of Dolphin Hat Games, creators of Taco Cat Goat Cheese Pizza

America's Native Caffeinated Tea



In the current chaotic trade environment, Yaupon has suddenly become the only tariff-proof caffeine in the United States.





YAUPON BROTHERS AIMS TO MAKE YAUPON TEA A TOP CHOICE FOR AMERICAN DRINKERS.

FOUNDED IN 2015 WITH A MISSION TO REINTRODUCE 100% AMERICAN YAUPON TEA, WE CONTROL EVERY STAGE OF PRODUCTION, FROM TREE TO CUP.

AS INDUSTRY LEADERS, WE'RE PRIMED TO CAPITALIZE ON THIS PIVOTAL MOMENT FOR YAUPON.

AMERICAN TEA CO.

HOW WE DO IT





1

VERTICALLY INTEGRATED
We control **every** stage of the Yaupon tea manufacturing.



2

OUR EDGE
Yaupon **Proprietary** Tissue Culture Propagation Program (AgriStarts) 250,000 trees planted since 2021.



3

WE OWN IT
17 acre farm
Yaupon tea processing and fulfillment factory in Florida.



We've planted almost 300,000 trees across three states in the American Southeast.

THE GROWTH ISN'T JUST ON THE FARM...

$18. Billion
*U.S. Tea Market Value

$3.2 Billion
*U.S. Herbal Tea Market

$10.3 Billion
*U.S. Regenerative

160 Million

Number of Americans
That Drink Tea Every Day

80 Million

Americans Have Tea in
Their Homes

~99%

Is imported.

75%

US Consumers try to
consume local foods daily.

Almost all the caffeine consumed in the USA is imported or synthetic, Yaupon aims to change that.

THE <u>AMERICAN</u> TEA OPPORTUNITY

   

Yaupon will break the imported tea monopoly

We will convert a percentage of the growing U.S. tea market to a 100% American-grown Yaupon tea.

REVENUE PROJECTIONS

Yaupon Brothers is **pioneering** the development of the American Yaupon industry, facing rapid YoY growth with a hyper-specific team of **experts.** We are poised to **lead** the category into the future.

Doors/Key Accounts
Whole Foods, MOM's Organic, Amazon, Walmart.com

Omni-Channel Sales Strategy
Big box retailers, Independent retailers, E-Commerce

	2024	2025	2026	2027
Revenue	$389,793	$2,230,000	$6,858,465	$14,792,225
Cost of Sales	$356,120	$1,229,000	$3,022,765	$6,217,775
Gross Profit	$33,674	$1,001,000	$3,835,700	$8,574,451

Yaupon Bros. Lavender Coconut one of 'the best herbal teas'
Bon Appétit Feb. 2023

Yaupon Brothers, a "Delicious Food Find"
Forbes Magazine Mar. 2023

Yaupon Brothers American Green Named 'Best New Tea'



"Welcome to The Year of Yaupon"
Forbes Magazine Jan. 2023

Yaupon Named #1 Top Ten Food Trend for 2023; Yaupon Brothers Featured
Whole Foods Market Oct. 2022

Yaupon Tea is 'In'
The Washington Post 'The List' Jan. 2023



Our TEAm

Bryon White
Co-Founder & CEO

Janet Coursin
COO

Alyssa Schroeder
Fractional CMO

Kyle White
Co-Founder & Head of Revenue

Brantley Lansberry
Director of Customer Relations & Account Executive

Victor Navajas
Strategic Ag & Production Advisor

Ty Strode
Head of Agriculture

Our TEAm has over fifty years of experience in CPG, Agriculture, and

Our TEAM has over fifty years of experience in CPG, Agriculture, and business systems.



Only $124k of the $2M will be raised through Wefunder.



Downloads



YBAT Deck0525.pdf